EXHIBIT 99.1

Notice of Change of Auditor

Pursuant to National Instrument 51-102 (Part 4.11)

TO:                       Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

AND TO:               KPMG LLP

In accordance with section 4.11 of National Instrument 51-102, NXT Energy Solutions Inc. (the “Company”) hereby provides notice as follows:

1.

Effective as of April 25, 2023, KPMG LLP (the “Predecessor Auditor”), has indicated that they will not stand for reappointment as the auditor of the Company for the fiscal year ending December 31, 2023.

2.	No successor auditor will be appointed as the Company’s auditor until the next meeting of shareholders of the Company.

3.	The resignation of the Predecessor Auditor was considered and approved by the Audit Committee and the Board of Directors of the Company.

4.

There were no modified opinions expressed in the Predecessor Auditor’s Reports on the Company’s consolidated financial statements for the two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof except as follows: KPMG LLP’s report on the consolidated financial statements of NXT as of and for the years ended December 31, 2022 and 2021 contained a separate paragraph stating that “As discussed in Note 1 to the consolidated financial statements, the Company’s current and forecasted cash and cash equivalents and short-term investments position is not expected to be sufficient to meet its obligations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

5.	In the opinion of the Company, there have been no “Reportable Events”, as defined in National Instrument 51-102 (Part 4.11).

DATED April 28, 2023

NXT ENERGY SOLUTIONS INC.

Per:        ”/s/ Eugene Woychyshyn”

                Eugene Woychyshyn

                VP of Finance and Chief Financial Officer